FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration No. 333-260501
October 26, 2021

Algonquin Power & Utilities Corp. Announces Agreement to Acquire Kentucky Power Company and Concurrent Bought Deal Common Equity Financing

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated May 15, 2020 to its short form base shelf prospectus dated April 3, 2020. All amounts are shown in United States dollars (“$”) unless otherwise indicated.1

Strategic acquisition of a fully regulated electric utility reinforces AQN’s leadership in the energy transition

Key Highlights

•	Expected to add over $2 billion[2] of regulated rate base assets in a favourable regulatory jurisdiction.
•	Expected to be supportive of AQN’s overall Adjusted Net Earnings[3] per share growth rate underpinned by further regulated asset growth.
•	Intention to leverage the Company’s “greening the fleet” capabilities, with an opportunity to replace over 1 GW of rate based fossil fuel generation with renewable energy.
•	Delivers compelling value with expected rate base acquisition multiple of 1.3x based on expected mid-year 2022 rate base of $2.2 billion.
•	Expected to be accretive to AQN’s Adjusted Net Earnings per share in the first full year of ownership and to generate mid-single digit percentage accretion thereafter.
•	Aligns with AQN’s target to achieve net-zero greenhouse gas emissions (scope 1 and 2) by 2050.
•	Kentucky Power will maintain its headquarters in Kentucky, and the Transaction is expected to enhance investment and employment in the state.
•
Concurrent C$800 million ($646 million) bought deal common equity financing will fund a portion of the Transaction purchase price. Following closing of the financing, the Company does not expect to raise additional capital by way of issuance of common equity through mid-2022, being the expected timing for closing of the Transaction.

•	Financing plan designed to maintain investment grade credit ratings.

OAKVILLE, Ontario – October 26, 2021 – Algonquin Power & Utilities Corp. (TSX: AQN) (NYSE: AQN) (“AQN” or the “Company”) today announced that Liberty Utilities Co., an indirect subsidiary of AQN, has entered into an agreement with American Electric Power (NASDAQ: AEP) (“AEP”) to acquire Kentucky Power Company (“Kentucky Power”) and AEP Kentucky Transmission Company, Inc. (“Kentucky TransCo”) for a total purchase price of approximately $2.846 billion (approximately C$3.523 billion), including the assumption of approximately $1.221 billion in debt (the “Transaction”). Kentucky Power is a state rate-regulated electricity generation, distribution and transmission utility operating within the Commonwealth of Kentucky, serving approximately 228,000 active customer connections and operating under a cost of service framework. Kentucky TransCo is an electricity transmission business operating in the Kentucky portion of the transmission infrastructure that is part of the Pennsylvania – New Jersey – Maryland regional transmission organization (“PJM”). Kentucky Power and Kentucky TransCo are both regulated by the U.S. Federal Energy Regulatory Commission (“FERC”).

“The acquisition of Kentucky Power and Kentucky TransCo is a continuation of AQN’s disciplined growth strategy, adding to its regulated footprint in the United States. Kentucky Power offers an opportunity for AQN to utilize its “greening the fleet” capabilities in a complementary and constructive jurisdiction.  Including Kentucky Power under the AQN umbrella also enables AQN to leverage its operational experience to improve customer outcomes in Kentucky by executing on AQN’s core values of providing safe and reliable service to its customers. The Transaction is expected to be accretive to Adjusted Net Earnings per share and to support the Company’s growth trajectory, extend AQN’s environmental leadership by providing an opportunity to replace over 1 GW of rate based fossil fuel generation with renewable energy, and add long lived, regulated assets to its portfolio,” commented Arun Banskota, President and Chief Executive Officer of AQN.

1.
Where applicable in this news release, the following Bank of Canada October 25, 2021 exchange rates have been used: (1) a U.S. dollar to Canadian dollar exchange rate of 1.2379, and (2) a Canadian dollar to U.S. dollar exchange rate of 0.8078.

2.	Mid-2022 estimate.

3.	Please refer to “Non-GAAP Financial Measures” at the end of this document for further details.

4.	Mid-2022 estimate, including AQN’s pending acquisition of New York American Water Company, Inc.

Transaction Highlights

Significant Growth in Regulated Electric Utility Operations
The acquisition of Kentucky Power and Kentucky TransCo is expected to add over $2 billion2 of regulated electricity generation, distribution and transmission rate base assets to the Company’s current portfolio, increasing AQN’s pro forma electric rate base from 63%4 to 72%4 of AQN’s estimated total pro forma rate base calculated as of mid-year 2022. Upon closing of the Transaction, AQN expects its regulated rate base to increase by 32% to approximately $9 billion4, its customer base to increase by 19% to over 1.44 million customer connections and to have approximately 41,0004 miles of distribution and transmission infrastructure, representing a 37% increase. As a result of the Transaction, AQN’s business mix is expected to shift to nearly 80%4 regulated operations, calculated on a pro forma basis as of mid-year 2022.

Leverages Greening the Fleet Experience & Re-Confirms Leadership in the Energy Transition
Kentucky Power currently operates two regulated electricity generation facilities (the Mitchell coal generating facility in West Virginia and the Big Sandy natural gas generating facility in Kentucky), and procures electricity under a unit power agreement (“UPA”) with the Rockport coal generating facility as well as through market purchases in PJM. In separate filings, Kentucky Power and AEP’s Wheeling Power subsidiary plan to seek regulatory approval to transfer operational control of Mitchell Plant to Wheeling Power and set up Kentucky Power’s exit from the plant in 2028.

To support the expiry of the Rockport UPA in 2022 and the expected transfer or retirement (for rate-making purposes in Kentucky) of Kentucky Power’s 50% ownership interest (representing 780 MW) in the Mitchell facility in 2028, Kentucky Power is expected to have the opportunity to replace these fossil fuel generation sources with renewable generation. The addition of this generation would support the transition of Kentucky Power’s generating mix to non-emitting generation sources and materially reduce the greenhouse gas (“GHG”) emissions intensity of its generation output.

The Company has significant experience in “greening” fleets of regulated fossil fuel generation. In 2017, AQN completed the acquisition of The Empire District Electric Company (“Empire”) and recently completed a $1.1 billion investment in 600 MW of wind generation (“greening the fleet”) to support Empire’s service territory, which included the early retirement of the Asbury Coal Plant, reducing GHG emissions by nearly one million metric tons, a reduction in absolute emissions (scope 1 and 2) by 33% and a 26% reduction in emission intensity through the end of 2020 from 2017 levels at Empire. Similarly, at CalPeco, AQN’s electricity utility in California, the Company has implemented similar initiatives, investing approximately $132 million in the addition of two utility scale solar generation facilities in order to provide clean energy for its California customers which has contributed to a 38% reduction in absolute emissions (scope 1 and 2) and a 47% reduction in emission intensity through the end of 2020 compared to 2017 levels.

Accretive to Earnings and Maintains Investment Grade Credit Profile
Based on the financing plan detailed below and expectations around earnings for Kentucky Power and Kentucky TransCo over the short- and long-term, the Transaction is expected to (i) be accretive to Adjusted Net Earnings per share in the first full year of ownership, (ii) generate mid-single digit percentage Adjusted Net Earnings per share accretion thereafter and (iii) support growth in AQN’s Adjusted Net Earnings per share over the long-term with a financing plan designed to maintain AQN’s investment grade credit ratings.

Commitment to Kentucky Power’s Communities, Customers and Employees
Following the closing of the Transaction, Kentucky Power will continue to be regulated by the Kentucky Public Service Commission and FERC and Kentucky TransCo will continue to be regulated by FERC. AQN intends to maintain Kentucky Power’s headquarters in the state of Kentucky and enhance investment as well as employment opportunities in the state. As the Company integrates Kentucky Power, incremental employment opportunities are expected as certain formerly centralized activities are anticipated to be delivered locally. In addition, AQN expects that Kentucky Power will continue to support the communities in its existing service territories.

Net-Zero Target
On October 5, 2021, the Company announced its target to achieve net-zero by 2050. This target is rooted in AQN’s purpose of sustaining energy and water for life and is a reflection of the Company’s track record of being a leader in the transition to a low-carbon economy. AQN’s longer-term plans with respect to “greening the fleet” and decarbonization initiatives at Kentucky Power are aligned with AQN’s purpose and goal of achieving net-zero across the Company’s business operations for scope 1 and scope 2 emissions by 2050.

Approvals
Closing of the Transaction is subject to receipt of certain regulatory and governmental approvals, including the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, clearance of the Transaction by the Committee on Foreign Investment in the United States, the approval by each of the Kentucky Public Service Commission and FERC, and the approval of the Public Service Commission of West Virginia with respect to the termination and replacement of the existing operating agreement for the Mitchell facility, and the satisfaction of other customary closing conditions.  If the acquisition agreement is terminated in certain circumstances, the Company may be required to pay to AEP a termination fee. The Transaction is expected to close in mid-2022.

Financing Plan and Concurrent Bought Deal Common Equity Financing
AQN has obtained a $2.725 billion syndicated acquisition financing commitment from CIBC and Scotiabank to support the Transaction. The acquisition financing commitment is subject to customary terms and conditions, including certain commitment reductions upon closing of permanent financing.

Today, the Company entered into an agreement with a syndicate of underwriters led by CIBC Capital Markets and Scotiabank (collectively, the “Underwriters”), pursuant to which the Underwriters have agreed to purchase, on a bought deal basis, an aggregate of 44,080,000 common shares of the Company (the “Shares”) at an offering price of C$18.15 per Share (the “Offering Price”) for total gross proceeds to the Company of C$800 million ($646 million) (the “Offering”). In connection with the Offering, the Company has granted the Underwriters an over-allotment option, exercisable in whole or in part, at any time for a period of 30 days following the closing of the Offering, to purchase up to an additional 6,612,000 Shares at the Offering Price (the “Over-Allotment Option”). If the Over-Allotment Option is exercised in full, the gross proceeds of the Offering will be C$920 million ($743 million).

The net proceeds of the Offering are expected to be used to (a) partially finance the Transaction purchase price, and (b) in the short-term, prior to the closing of the Transaction, reduce amounts outstanding under existing credit facilities of the Company and its subsidiaries. Following closing of the Offering, the Company does not expect to raise additional capital by way of the issuance of common equity through mid-2022, being the expected timing for closing of the Transaction. The remainder of the Transaction cash purchase price of approximately $979 million (approximately $882 million if the Over-Allotment Option is exercised in full) is expected to be satisfied through a variety of funding sources, which may include a combination of hybrid debt, equity units, and/or the monetization of non-regulated assets or investments. The timing of the remaining financing activities will be influenced by the regulatory approval process for the Transaction and are subject to prevailing market conditions. The Company’s financing plan is designed to maintain its investment grade credit ratings.

The Shares will be issued by way of a short form prospectus filed with securities regulatory authorities in each of the provinces of Canada and a registration statement filed with the U.S. Securities and Exchange Commission (the “SEC”) under the multi-jurisdictional disclosure system. The Company has filed a preliminary short form prospectus and a registration statement (including a preliminary short form prospectus) in respect of the Offering. The preliminary short form prospectus is subject to amendment and completion and the registration statement has not yet become effective. Investors should read the short form prospectus and registration statement before making an investment decision. Completion of the Offering is subject to customary conditions, including receipt of the approval of the Toronto Stock Exchange and the New York Stock Exchange and the issuance of a receipt for the final prospectus by provincial securities regulatory authorities in each of the provinces of Canada. The Offering is expected to close on or about November 8, 2021.

This news release does not constitute an offer to sell or the solicitation of any offer to buy nor will there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such province, state or jurisdiction.

Financial Outlook
On November 11, 2021, the Company is expected to release its financial results for the quarter ending September 30, 2021. Based on currently available, preliminary information, results are estimated to be moderately impacted by lower than forecasted wind resource at certain of the Company’s renewable energy facilities, largely offset by lower than forecasted depreciation and interest expense as well as the self-monetization of tax attributes from its renewable energy facilities.

In addition, the Company currently expects its Adjusted Net Earnings per share for the 2021 fiscal year to be in or around the lower end of the Company’s previously-disclosed range of $0.71 to $0.76. This estimate is based on, and should be read in conjunction with, the assumptions referred to and set out under “Caution Regarding Forward-Looking Statements” below.

The Company’s estimated financial results set out in this news release constitute “forward-looking statements” and “forward-looking information” within the meaning of applicable securities laws. Actual results may differ materially. Accordingly, investors are cautioned not to place undue reliance on these estimates. See “Caution Regarding Forward-Looking Statements” below.

Financial Advisors
Morgan Stanley & Co. LLC and CIBC Capital Markets acted as financial advisors to AQN for the Transaction.

Teleconference Call Details: AQN management will host a conference call for investors and analysts at 4:45 pm Eastern Time today to discuss the Transaction.

Date:	Tuesday, October 26, 2021
Time:	4:45pm ET
Conference Call:	Toll Free Dial-In Number (Canada/US):	1-800-806-5484
	Local Dial-In Number	416-340-2217
	Participant passcode:	2956771#
	International Dial-In Numbers:	https://www.confsolutions.ca/ILT?oss=7P9R8008065484
Presentation also available at: www.algonquinpowerandutilities.com

Availability of Documents
The Company has filed a preliminary short form prospectus relating to the Offering with securities regulatory authorities in each of the provinces of Canada and a registration statement (including the preliminary short form prospectus) with the SEC for the Offering to which this communication relates. The Shares may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. Before readers invest, they should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and the Offering. Potential investors may get any of these documents for free by visiting EDGAR on the SEC website at www.sec.gov or via SEDAR at www.sedar.com. Copies of such documents may also be obtained from CIBC Capital Markets, 161 Bay Street, 5th Floor, Toronto, ON M5J 2S8, by telephone at 1-416-956-6378 or by email at Mailbox.CanadianProspectus@cibc.com; or Scotia Capital Inc., Attention: Equity Capital Markets, Scotia Plaza, 62nd Floor, 40 King Street West, Toronto, Ontario M5H 3Y2, or by telephone at 1-416-863-7704 and in the United States from Scotia Capital (USA) Inc., Attention: Equity Capital Markets, 250 Vesey Street, 24th Floor, New York, New York, 10281, or by telephone at 1-212-225-6853 or by email at equityprospectus@scotiabank.com.

About AQN and Liberty

AQN, parent company of Liberty, is a diversified international generation, transmission, and distribution utility with over $16 billion of total assets. Through its two business groups, the Regulated Services Group and the Renewable Energy Group, AQN is committed to providing safe, secure, reliable, cost-effective, and sustainable energy and water solutions through its portfolio of electric generation, transmission, and distribution utility investments to over one million customer connections, largely in the United States and Canada.  AQN is a global leader in renewable energy through its portfolio of long-term contracted wind, solar, and hydroelectric generating facilities. AQN owns, operates, and/or has net interests in over 4 GW of installed renewable energy capacity.

AQN is committed to delivering growth and the pursuit of operational excellence in a sustainable manner through an expanding global pipeline of renewable energy and electric transmission development projects, organic growth within its rate-regulated generation, distribution, and transmission businesses, and the pursuit of accretive acquisitions.

AQN’s common shares, Series A preferred shares, and Series D preferred shares are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D, respectively. AQN’s common shares, Series 2018-A subordinated notes, Series 2019-A subordinated notes and equity units are listed on the New York Stock Exchange under the symbols AQN, AQNA, AQNB, and AQNU, respectively.

Visit AQN at www.algonquinpower.com and follow us on Twitter @AQN_Utilities.

Investor Inquiries:

Amelia Tsang

Vice President, Investor Relations

Algonquin Power & Utilities Corp.

354 Davis Road, Oakville, Ontario, L6J 2X1

E-mail: InvestorRelations@APUCorp.com

Telephone: (905) 465-4500

Media Inquiries:

Stephanie Bose

Director, Corporate Communications

Liberty

354 Davis Road, Oakville, Ontario, L6J 2X1

E-mail: Corprorate.Communications@libertyutilities.com

Telephone: (905) 465-4500

Caution Regarding Forward-Looking Statements

Certain statements included in this news release constitute ‘‘forward-looking information’’ within the meaning of applicable securities laws in each of the provinces of Canada and the respective policies, regulations and rules under such laws and ‘‘forward-looking statements’’ within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, ‘‘forward-looking statements”). The words “will”, “expects”, “targets”, “plans”, “would” and similar expressions are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Specific forward-looking statements in this news release include, but are not limited to statements regarding the Transaction and related expectations regarding the satisfaction of closing conditions, including regulatory approvals; the expected closing date of the Transaction; the financing of the Transaction; the impact and expected benefits of the Transaction to the Company, including the impact of the Transaction on the Company’s business, operations and financial condition; the Company’s sustainability and decarbonization targets, initiatives and goals (including the Company’s ability to achieve these initiatives and goals); expectations regarding the impact on the Transaction on Kentucky Power and Kentucky Transco and their stakeholders, including expectations regarding enhanced investment and employment in the state of Kentucky; the Company’s “greening the fleet” plans with respect to Kentucky Power, including with respect to the Mitchell facility; the expected performance and growth of the Company, including expectations regarding the Company’s third quarter 2021 financial results and 2021 Adjusted Net Earnings per share; expectations regarding the Company’s customer base, total rate base, electric rate base, distribution and transmission infrastructure and business mix following completion of the Transaction; expectations regarding the Company’s credit ratings following completion of the Transaction; expectations regarding the issuance of additional common equity by the Company; the Company’s expectations regarding the benefits, outcomes and impacts of transitioning to renewable energy; and expectations regarding the Offering, including the use of proceeds and expected timing thereof. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. The Company cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors and assumptions include those set out in the Company’s preliminary short form prospectus dated the date hereof, Management Discussion & Analysis for the three and twelve months ended December 31, 2020 (“Annual MD&A”), Annual Information Form for the year ended December 31, 2020, and Company’s Management Discussion & Analysis for the three months ended June 30, 2021 (the “Interim MD&A”), each of which is available on SEDAR and EDGAR. In addition, the Company’s estimates regarding its 2021 Adjusted Net Earnings per share described herein are based on the following additional assumptions:

•	normalized weather patterns in the geographical areas in which the Company operates or has projects;
•	a renewable resource estimate and realized pricing that is consistent with long-term averages;
•
the Company being able to obtain favourable regulatory outcomes, including fuel cost recovery at its Missouri electric utility relating to the February 2021 extreme winter storm conditions experienced in the area; and

•	absence of adverse supply chain impacts or other delays impacting the estimated placed-in-service timing of the Company’s 2021 construction projects.

Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Forward-looking statements contained herein (including any financial outlook) are provided for the purposes of assisting the reader in understanding the Company and its business, operations, risks, financial performance, financial position and cash flows as at and for the periods indicated and to present information about management’s current expectations and plans relating to the future, and the reader is cautioned that such information may not be appropriate for other purposes. Other than as specifically required by law, the Company undertakes no obligation to update any forward-looking statements to reflect new information, subsequent or otherwise.

Non-GAAP Financial Measures
The term “Adjusted Net Earnings” is used in this press release. The terms “Adjusted Net Earnings” and “Adjusted Net Earnings per share” are not recognized measures under U.S. GAAP. There is no standardized measure of “Adjusted Net Earnings” or “Adjusted Net Earnings per share”; consequently, AQN’s method of calculating these measures may differ from methods used by other companies and therefore may not be comparable to similar measures presented by other companies. An explanation, calculation and analysis of “Adjusted Net Earnings” and “Adjusted Net Earnings per share”, including a reconciliation to the most directly comparable U.S. GAAP measure, where applicable, can be found in the Interim MD&A and the Annual MD&A.

Adjusted Net Earnings
Adjusted Net Earnings is a non-GAAP measure used by many investors to compare net earnings from operations without the effects of certain volatile primarily non-cash items that generally have no current economic impact or items such as acquisition expenses or litigation expenses that are viewed as not directly related to a company’s operating performance. AQN uses Adjusted Net Earnings to assess its performance without the effects of (as applicable): gains or losses on foreign exchange, foreign exchange forward contracts, interest rate swaps, acquisition costs, one-time costs of arranging tax equity financing, certain litigation expenses and write down of intangibles and property, plant and equipment, earnings or loss from discontinued operations, unrealized mark-to-market revaluation impacts (other than those realized in connection with the sales of development assets), costs related to management succession and executive retirement, costs related to prior period adjustments due to the Tax Cuts and Jobs Act (“U.S. Tax Reform”), costs related to condemnation proceedings, financial impacts on the Company’s Senate Wind Facility from the significantly elevated pricing that persisted in the Electric Reliability Council of Texas market over several days as a result of the February 2021 extreme weather conditions experienced in Texas and parts of the central U.S., changes in value of investments carried at fair value, and other typically non-recurring or unusual items as these are not reflective of the performance of the underlying business of AQN. The non-cash accounting charge related to the revaluation of U.S. deferred income tax assets and liabilities as a result of implementation of the effects of U.S. Tax Reform is adjusted as it is also considered a non-recurring item not reflective of the performance of the underlying business of AQN. AQN believes that analysis and presentation of net earnings or loss on this basis will enhance an investor’s understanding of the operating performance of its businesses. AQN uses per share Adjusted Net Earnings to enhance assessment and understanding of the performance of AQN. Adjusted Net Earnings and Adjusted Net Earnings per share are not intended to be representative of net earnings or loss determined in accordance with U.S. GAAP, and can be impacted positively or negatively by these items.